UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate
average burden hours
                                               per
response . . . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ------------
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1. Investment Company Act File Number:        Date
examination completed:

811-10183	                                  August 7,
2015

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2. State Identification Number:

AL             AK             AZ             AR
CA           CO
CT             DE             DC             FL
GA           HI
ID             IL             IN             IA
KS           KY
LA             ME             MD             MA     X
MI           MN
MS             MO             MT             NE
NV           NH
NJ             NM             NY             NC
ND           OH
OK             OR             PA             RI
SC           SD
TN             TX             UT             VT
VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Met Investors Series Trust
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4. Address of principal executive office
(number,street,city,state,zip code):

5 Park Plaza, Suite 1900, Irvine, CA, 92614


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Met Investors Series Trust:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940 that SSgA Growth ETF Portfolio and SSgA Growth and
Income ETF Portfolio (the "Portfolios") of the Met
Investors Series Trust (the "Trust") complied with the
requirements of subsections (b) and (c) of Rule 17f-2
under the Investment Company Act of 1940 ("the Act") as
of February 28, 2015, and from December 31, 2014 (date of
your last examination) through February 28, 2015.
Management is responsible for the Portfolios' compliance
with those requirements. Our responsibility is to express
an opinion on management's assertion about the
Portfolios' compliance based on our examination.
Our examination was conducted in accordance with
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the
Portfolios' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances. Included among our
procedures were the following tests performed as of
February 28, 2015, and with respect to agreement of
security purchases and sales, for the period from
December 31, 2014 (date of our last examination) through
February 28, 2015:
1.	Confirmation of all securities held by the
institutions in book entry form on behalf of the
Portfolios
2.	Reconciliation of all such securities to the books
and records of the Portfolios and State Street Bank &
Trust Company  (the "Custodian")
3.	Agreement of 5 security purchases and 5 security
sales or maturities since our last examination as of December 31, 2014 from the books and records of each of the Portfolios to broker confirmations or performed alternative auditing procedures.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.
In our opinion, management's assertion that the Portfolios complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2015, with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Deloitte & Touche LLP
Boston, Massachusetts

August 7, 2015



August 7, 2015
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the
Investment Company Act of 1940

We, as members of management of the SSgA Growth ETF
Portfolio and the SSgA Growth and Income ETF Portfolio
(the "Portfolios") of the Met Investors Series Trust (the
"Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28,
2015, and from December 31, 2014 (date of your last examination) through February 28, 2015.
Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2015, and from December 31,
2014 through February 28, 2015 with respect to securities reflected in the investment accounts of the Portfolios.

ON BEHALF OF:
Met Investors Series Trust



________________________________
Elizabeth M. Forget
President


Peter H. Duffy
Treasurer



Andrew L. Gangolf
Secretary